Exhibit 3.23

Dean Heller Secretary of State 101 North Carson Street, Suite 3 Carson City, Nevada 89701-4788 (775) 684-5708	Certificate of Amendment (Pursuant to NRS 78.385 and 78.390)
Important: Read attached instructions before completing
Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock) -Remit In Duplicate-

1.	Name of corporation: A&A International Corporation

2.	The articles have been amended as follows (provide article numbers, if available):

Article	1 of the Articles of Incorporation be deleted in its entirety and replaced with the following:

“The	name of the Corporation is RadioShack International Procurement Corporation”

3.

The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes of series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 100%*

4.	Signatures (Required):

/s/ Mark C. Hill		/s/ Mark C. Hill
President or Vice President Mark C. Hill – Vice President	and	Secretary or Asst. Secretary Mark C. Hill - Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.